

April 9, 2014

Via E-mail
Ward J. Timken, Jr.
Chairman and Chief Executive Officer
TimkenSteel Corporation
1835 Dueber Avenue S.W.
Canton, OH 44706

> **Re: TimkenSteel Corporation
> Amendment No. 1 to Form 10-12B
> Filed March 28, 2014
> File No. 001-36313**

Dear Mr. Timken:

We have reviewed your amended filing and have the following comments.

Management's Discussion and Analysis, page 34

Liquidity and Capital Resources, page 41

1. Please revise your discussion of investing activities to explain the nature/purpose of the project(s) included in the $220.0 million balance for construction in progress as shown on page F-12. Quantify the additional cash needed to complete the project(s).

2. We note your revision on page 43 related to comment 22 in our letter dated March 7, 2014, i.e., that you "expect to establish a committed credit facility prior to the completion of the spinoff." Please revise to clarify the status of your expected credit facility, i.e., whether you have entered into negotiations, have a firm letter of intent in place, with how many counterparties/institutions, etc.

You may contact Jenn Do, Staff Accountant, at 202-551-3743 or, in her absence, Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at 202-551-3345 or, in her absence Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Via E-mail
        Michael J. Solecki, Esq.